To:	Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549

Attn: Claire Erlanger

Re:   China Automotive Systems, Inc. (the “Company”)

In connection with our response to the letter to us from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 22, 2009 commenting on our filing, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours,

For and on behalf of
China Automotive Systems, Inc.

/s/ Jie Li
Jie Li
Chief Financial Officer

Dated 7 January, 2010